DENMARK BANCSHARES, INC.
                                EXHIBIT (11.1)
                STATEMENT RE COMPUTATION OF PER SHARE EARNINGS
                                      For the Years Ended December 31,
                                         1997        1996        1995
                                     ----------   ----------   ----------
     Net income                      $2,550,569   $2,379,565   $2,083,273
     Weighted average shares
     outstanding (1)                     54,927       55,006       55,076
     Net income per share (1)            $46.44       $43.26       $37.83

     (1) Weighted average shares outstanding and net income per share have been restated to reflect the 2-for-1 stock split effective July 1, 1997.